             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549



                          FORM 11-K

                        ANNUAL REPORT



(Mark One)

[x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934

     For the fiscal year ended December 31, 1997


                             OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from ______________ to ______________.



Commission file number 0-981




A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


        PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                 PUBLIX SUPER MARKETS, INC.
                1936 GEORGE JENKINS BOULEVARD
                   LAKELAND, FLORIDA 33815

        PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

         Index to Financial Statements and Schedules



Independent Auditors' Report

Financial Statements:

  Statement of Net Assets Available for Plan Benefits, with
  Fund Information - December 31, 1997

  Statement of Net Assets Available for Plan Benefits, with
  Fund Information - December 31, 1996

  Statement of Changes in Net Assets Available for Plan
  Benefits, with Fund Information - Year ended December 31,
  1997

  Statement of Changes in Net Assets Available for Plan
  Benefits, with Fund Information - Year ended December 31,
  1996

  Notes to Financial Statements


Schedules:

   I.   Item 27a.  Schedule of Assets Held for Investment
        Purposes - December 31, 1997

   II.  Item 27d.  Schedule of Reportable Transactions -
        Year ended December 31, 1997

                INDEPENDENT AUDITORS' REPORT






To the Plan Administrator of the
Publix Super Markets, Inc.
401(k) SMART Plan:



We have audited the accompanying statements of net assets available for plan benefits, with fund information, of Publix Super Markets, Inc. 401(k) SMART Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits, with fund information, for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                   KPMG PEAT MARWICK LLP



Tampa, Florida
June 8, 1998

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

   Statement of Net Assets Available for Plan Benefits, with Fund Information
                              December 31, 1997



                                          Aggressive      Publix        Equity        Asset         Fixed
                          Participant       Growth         Stock         Index      Allocation      Income
      Assets                 Loans           Fund          Fund          Fund         Fund          Fund         Total
      ------                 -----           ----          ----          ----         ----          ----         -----


Investments                 $3,918,720     18,533,845    86,294,264     7,052,359     2,233,635     3,531,654   121,564,477

Employer Contribution
  Receivable                       ---            ---     9,217,893           ---           ---           ---     9,217,893
                            ----------     ----------    ----------     ---------     ---------     ---------   -----------
    Total Assets            $3,918,720     18,533,845    95,512,157     7,052,359     2,233,635     3,531,654   130,782,370
                            ==========     ==========    ==========     =========     =========     =========   ===========


Net Assets Available
  for Plan Benefits:
  Active Participants       $3,918,720     17,806,491    92,764,374     6,779,295     2,151,547     3,413,155   126,833,582
  Non-active Participants          ---        727,354     2,747,783       273,064        82,088       118,499     3,948,788
                            ----------     ----------    ----------     ---------     ---------     ---------   -----------
                            $3,918,720     18,533,845    95,512,157     7,052,359     2,233,635     3,531,654   130,782,370
                            ==========     ==========    ==========     =========     =========     =========   ===========


















See accompanying notes to financial statements.

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

   Statement of Net Assets Available for Plan Benefits, with Fund Information
                              December 31, 1996



                                          Aggressive     Publix         Equity             Asset        Fixed
                          Participant       Growth        Stock          Index          Allocation     Income
      Assets                 Loans           Fund         Fund           Fund              Fund         Fund          Total
      ------                 -----           ----         ----           ----              ----         ----          -----

Investments                 $1,332,040     10,904,751    34,866,072     3,821,430     1,422,383     2,307,462     54,654,138

Employer Contribution
  Receivable                       ---            ---     7,420,556           ---           ---           ---      7,420,556
                            ----------     ----------    ----------     ---------     ---------     ---------     ----------
    Total Assets            $1,332,040     10,904,751    42,286,628     3,821,430     1,422,383     2,307,462     62,074,694
                            ==========     ==========    ==========     =========     =========     =========     ==========


Net Assets Available
  for Plan Benefits:
  Active Participants       $1,332,040     10,550,619    41,076,222     3,700,415     1,373,615     2,215,677     60,248,588
  Non-active Participants          ---        354,132     1,210,406       121,015        48,768        91,785      1,826,106
                            ----------     ----------    ----------     ---------     ---------     ---------     ----------
                            $1,332,040     10,904,751    42,286,628     3,821,430     1,422,383     2,307,462     62,074,694
                            ==========     ==========    ==========     =========     =========     =========     ==========


















See accompanying notes to financial statements.

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

    Statement of Changes in Net Assets Available for Plan Benefits, with Fund
                                   Information
                          Year ended December 31, 1997




                                            Aggressive     Publix        Equity        Asset         Fixed
                             Participant      Growth        Stock         Index     Allocation      Income
                                Loans          Fund         Fund          Fund         Fund          Fund        Total
                                -----          ----         ----          ----         ----          ----        -----
Contributions:
  Employee                    $      ---      6,991,257    20,164,657   2,419,256      877,687    1,538,576    31,991,433
  Employer - Stock                   ---            ---     9,217,893         ---          ---          ---     9,217,893
                              ----------     ----------    ----------   ---------    ---------    ---------   -----------

    Total Contributions              ---      6,991,257    29,382,550   2,419,256      877,687    1,538,576    41,209,326
                              ----------     ----------    ----------   ---------    ---------    ---------   -----------

Investment Income:
  Net Appreciation
    (Depreciation)                   ---      1,249,073    26,289,331   1,477,743      (22,492)     176,027    29,169,682
  Dividends                          ---      1,722,847       329,455         ---      282,482          ---     2,334,784
  Interest                           ---            ---       131,732         ---          ---          ---       131,732
                              ----------     ----------    ----------   ---------    ---------    ---------   -----------

    Total Investment Income          ---      2,971,920    26,750,518   1,477,743      259,990      176,027    31,636,198
                              ----------     ----------    ----------   ---------    ---------    ---------   -----------

Participant Loans              2,586,680       (583,040)   (1,686,583)   (200,986)     (59,124)     (95,631)      (38,684)
                              ----------     ----------    ----------   ---------    ---------    ---------   -----------
    Total Increase in Plan
      Assets                   2,586,680      9,380,137    54,446,485   3,696,013    1,078,553    1,618,972    72,806,840
                              ----------     ----------    ----------   ---------    ---------    ---------   -----------
Distributions to Participants        ---       (787,045)   (2,749,229)   (278,139)    (105,439)    (179,312)   (4,099,164)
Interfund Transfers                  ---       (963,998)    1,528,273    (186,945)    (161,862)    (215,468)          ---
                              ----------     ----------    ----------   ---------    ---------    ---------   -----------
    Total Decrease in Plan
      Assets                         ---     (1,751,043)   (1,220,956)   (465,084)    (267,301)    (394,780)   (4,099,164)
                              ----------     ----------    ----------   ---------    ---------    ---------   -----------

Net Increase in Plan Assets    2,586,680      7,629,094    53,225,529   3,230,929      811,252    1,224,192    68,707,676

Net Assets Available for
  Plan Benefits:
    Beginning of year          1,332,040     10,904,751    42,286,628   3,821,430    1,422,383    2,307,462    62,074,694
                              ----------     ----------    ----------   ---------    ---------    ---------   -----------
    End of year               $3,918,720     18,533,845    95,512,157   7,052,359    2,233,635    3,531,654   130,782,370
                              ==========     ==========    ==========   =========    =========    =========   ===========



See accompanying notes to financial statements.

                  PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

    Statement of Changes in Net Assets Available for Plan Benefits, with Fund
                                   Information
                          Year ended December 31, 1996




                                            Aggressive     Publix        Equity        Asset         Fixed
                             Participant      Growth        Stock         Index      Allocation      Income
                                Loans          Fund         Fund          Fund         Fund          Fund        Total
                                -----          ----         ----          ----         ----          ----        -----
Contributions:
  Employee                    $      ---      5,990,432    14,247,148   2,017,727      805,668     1,371,799   24,432,774
  Employer - Stock                   ---            ---     7,420,556         ---          ---           ---    7,420,556
                              ----------     ----------    ----------   ---------    ---------     ---------   ----------

    Total Contributions              ---      5,990,432    21,667,704   2,017,727      805,668     1,371,799   31,853,330
                              ----------     ----------    ----------   ---------    ---------     ---------   ----------

Investment Income:
  Net Appreciation                   ---        829,215     5,300,661     565,677       15,122       106,467    6,817,142
  Dividends                          ---        727,121       144,174         ---      122,441           ---      993,736
  Interest                           ---            ---        86,698         ---          ---           ---       86,698
                              ----------     ----------    ----------   ---------    ---------     ---------   ----------

    Total Investment Income          ---      1,556,336     5,531,533     565,677      137,563       106,467    7,897,576
                              ----------     ----------    ----------   ---------    ---------     ---------   ----------

Participant Loans              1,288,449       (294,631)     (806,044)   (112,714)     (34,220)      (63,051)     (22,211)
                              ----------     ----------    ----------   ---------    ---------     ---------   ----------
    Total Increase in Plan
      Assets                   1,288,449      7,252,137    26,393,193   2,470,690      909,011     1,415,215   39,728,695
                              ----------     ----------    ----------   ---------    ---------     ---------   ----------
Distributions to Participants        ---       (560,679)   (1,400,739)   (184,957)     (80,718)     (108,059)  (2,335,152)
Interfund Transfers                  ---       (632,422)    1,078,492    (198,625)    (108,915)     (138,530)         ---
                              ----------     ----------    ----------   ---------    ---------     ---------   ----------
    Total Decrease in Plan
      Assets                         ---     (1,193,101)     (322,247)   (383,582)    (189,633)     (246,589)  (2,335,152)
                              ----------     ----------    ----------   ---------    ---------     ---------   ----------

Net Increase in Plan Assets    1,288,449      6,059,036    26,070,946   2,087,108      719,378     1,168,626   37,393,543

Net Assets Available for
  Plan Benefits:
    Beginning of year             43,591      4,845,715    16,215,682   1,734,322      703,005     1,138,836   24,681,151
                              ----------     ----------    ----------   ---------    ---------     ---------   ----------
    End of year               $1,332,040     10,904,751    42,286,628   3,821,430    1,422,383     2,307,462   62,074,694
                              ==========     ==========    ==========   =========    =========     =========   ==========



See accompanying notes to financial statements.

         PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                 Notes to Financial Statements

                       December 31, 1997



(1)  Description of Plan and Summary of Accounting Policies

     The following description of the Publix Super Markets, Inc. 401(k) SMART Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

     The Plan, which became effective January 1, 1995, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Employees of Publix Super Markets, Inc. and its wholly owned subsidiary Publix Alabama, Inc. (the "Company" or "Publix") who have attained the age of 19 and have completed one year of service during which they worked 1,000 hours or more are eligible to participate in the Plan. The Plan year is a calendar year.

    (a) Contributions
        Employees may contribute up to 6% of their annual compensation, not to exceed the maximum limits established by Federal law. The Company may make a discretionary annual matching contribution to eligible participants of the Plan as determined by the Company's Board of Directors. During 1997 and 1996, the Company's Board of Directors approved a match of 50% of eligible contributions up to 3% of eligible wages not to exceed a maximum match of $750 per employee. The match, determined as of the last day of the Plan year, was in the form of common stock of the Company.

    (b) Participant Accounts
        Two separate accounts are maintained for each participant, a Savings Contribution Account and a Matching Contribution Account (the "Accounts"). Plan earnings are allocated and credited to the Accounts as of each valuation date. Each participant's share of earnings is determined by the Plan Administrator on a weighted average basis, so that each participant receives a pro-rata share. Forfeitures of non-vested Company contributions by terminated or former participants are used to reduce future Company matching contributions. Forfeitures, and earnings thereon, totaled $160,521 and $78,894 for the years ended December 31, 1997 and 1996, respectively.

    (c) Vesting
        Participants are immediately vested in their contributions and earnings thereon. Company matching contributions and earnings thereon are 100% vested upon completing five years of credited service, reaching age 60, disability or death. Matching contributions cannot be withdrawn or distributed until vested.











                                                    (continued)

         PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                 Notes to Financial Statements





    (d) Loans to Participants
        All actively employed Plan participants with available account balances may apply for a loan from their accounts. The minimum amount a participant may borrow is $1,000. The maximum amount that a participant may borrow is the lesser of: 1) 50% of the balances in the participant's Savings Contribution Account and vested Matching Contribution Account; or 2) $50,000 less the participant's highest outstanding loan balance during the previous twelve month period. However, the actual loan amount cannot exceed the balance in the participant's Savings Contribution Account. Participants may request one loan each year and may only have one outstanding loan at a time. All legal and administrative costs incurred as a result of a loan are paid by the participant. The interest rate is determined by the Primary Trustee as of the first day of each calendar quarter and represents the prime lending rate charged by the Primary Trustee. The interest rate on a loan is fixed for the term of the loan.

        A participant can choose repayment terms of up to five years. Repayment of principal and interest are made through after tax payroll deductions each pay period. Repayment of principal and interest are credited to the participant's Savings Contribution Account and reinvested according to the participant's current investment options. Upon termination of employment all unpaid principal and accrued interest on any loan outstanding is immediately due and payable. Participants may repay a loan in total at any time after the loan has been in effect for at least one year.

    (e) Termination of Plan
        The Company expects to continue the Plan indefinitely, but is not contractually obligated to do so. The Company reserves the right to amend or discontinue the Plan at any time. If the Plan is ever terminated, participants will be fully vested in all amounts credited to their accounts.

    (f) Distribution of Benefits
   Upon reaching age 59 1/2, a participant who is actively employed by the Company may elect to withdraw all or a portion of his/her Savings Contribution Account and the vested portion of his/her Matching Contribution Account.
   The minimum withdrawal amount is $1,000 or the vested balance in the Accounts if less than $1,000.

   A participant who reaches age 70 1/2 may begin receiving distribution of benefits on or before April 1st of the calendar year following the year in which the participant reaches age 70 1/2 or retires, whichever is later.



                                  -2-                  (continued)

         PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                 Notes to Financial Statements




   Upon separation of employment with the Company, participants may elect to receive full distribution of their Savings Contribution Account and the vested portion of their Matching Contribution Account balances as of the valuation date immediately preceding or concurring with the date of separation. If the value of the participant's vested Accounts is $3,500 or less, the participant will receive an automatic distribution from the Plan no later than 60 days after the end of the Plan year in which the participant separates from employment. If the value of the participant's vested Accounts exceed $3,500 in total, the participant may elect to defer distribution.

   Payment of deferred distributions must be made no later than 60 days after the end of the Plan year in which the participant reaches age 62.


    (g) Basis of Accounting
        The accounts of the Plan are maintained on the accrual basis.

    (h) Investments
        The market value of Publix Super Markets, Inc. common stock is determined by the Company's Board of Directors based upon appraisals prepared by independent appraisers.

        Guaranteed investment contracts are carried at contract value, which approximates market value. The market value of other investments is determined based upon quoted market prices.

    (i) Use of Estimates
        The preparation of financial statements in conformity with generally accepted accounting principles and ERISA requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

    (j) Year 2000
        The Company is currently reviewing the Plan's computer systems and applications, including those used by the third-party Plan administrator, for year 2000 issues. Based upon this review to date, management does not anticipate significant operational issues related to making the Plan's systems year 2000 compliant. The financial impact of making required system changes is not expected to be material.

    (k) Reclassifications
        Certain 1996 amounts have been reclassified to conform with the 1997 presentation.










                                 -3-            (continued)

         PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                 Notes to Financial Statements





(2)  Administration of the Plan

     The Primary Trustee for the Plan, Chase Manhattan Bank, N.A., is responsible for maintaining custody of the investment funds and other assets in which the participants contributions are invested, excluding Publix stock. The Publix Stock Fund Trustee, Tina P. Johnson, is responsible for maintaining the Publix Stock Fund for participants. Metropolitan Life Insurance Company serves as the third-party Plan Administrator. The Plan administration costs are paid by Publix.

(3)  Investments

     The Plan currently offers the following investment options:

    (a) Aggressive Growth Fund
        This fund may consist of a portfolio invested primarily in common stocks and other securities or investment opportunities providing long-term capital appreciation. The fund can be expected to experience wider variation in its value than the other funds described herein.

        The Company has selected the "Fidelity Contrafund," a mutual fund, as the investment vehicle for the Aggressive Growth Fund. This fund invests in the securities of U.S. and international companies that are believed to be undervalued.

    (b) Publix Stock Fund
        This fund includes two components: cash and Publix common stock. Cash awaiting investment in Publix stock is invested in a short-term fixed income funding vehicle. The cash component of this fund includes employee contributions and loan repayments, transfers from other investments to purchase Publix stock, dividends earned on Publix stock and income earned on all of these deposits. The cash component of this fund is used to purchase Publix stock on specified purchase dates. The fund provides an opportunity for long-term capital appreciation. Because this fund is not diversified, it may experience wider variation in value than the other funds described herein.

    (c) Equity Index Fund
        This fund may consist of a portfolio invested primarily in common stocks which, in the aggregate, are intended to mirror the performance of the Standard
        & Poor's 500 Composite Stock Price Index (S&P 500 Index), and/or a portfolio of comparable investments. The fund is intended to provide for long-term growth of capital, and secondarily for long-term growth of income (or to provide a similar investment return).
        The fund can be expected to experience wider variations in its value than the other funds described herein.

        The Company has selected the "MetLife Stock Market
        Index Guarantee Account" as the investment vehicle for the Equity Index Fund. It consists of most of the stocks of the S&P 500 Index.






                                 -4-            (continued)

         PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                 Notes to Financial Statements


    (d) Asset Allocation Fund
        This fund is a growth and income fund which uses an asset allocation approach. The fund may consist of common and preferred stocks, governmental and corporate bonds, and other securities or investment opportunities designed to provide for both current income and capital appreciation. The fund can be expected to experience wider variation in its value than the Fixed Income Fund.

        The Company has selected the "State Street Research Strategic Portfolios: Moderate" mutual fund as the investment vehicle for the Asset Allocation Fund.
        This fund is actively managed and represents a diversified mix of stocks and bonds. The fund may vary investments based on economic and market conditions.

    (e) Fixed Income Fund
        This fund may consist of a portfolio invested in commercial paper, U.S. government or federal agency obligations, short-term corporate obligations, bank certificates of deposit, savings accounts and/or comparable investments designed to provide maximum protection of capital with a conservative rate of return.

        The Company has selected the "MetLife Guaranteed Fixed Income Account" as the investment vehicle for the Fixed Income Fund. It consists of one or more MetLife guaranteed interest contracts (GICs), which are intended to provide the advantage of intermediate-term rates with protection from potential fluctuations.
        in interest rates during the guarantee period.
        The GIC rates as of December 31, 1997
        and 1996, were 6.20% and 6.55%, respectively.

     As of December 31, 1997 and 1996, investments in the Fidelity Contrafund, Publix Stock Fund, and the MetLife Stock Market Index Guarantee Account each represented 5.0% or more of the Plan's net assets available for plan benefits.


(4)  Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form
     5500 as of December 31, 1997:

       Net assets available for plan benefits
          per the financial statements               $130,782,370

       Amounts allocated to withdrawing participants     (378,627)

       Excess contributions                              (266,829)
                                                     ------------
       Net assets available for plan benefits
          per the Form 5500                          $130,136,914
                                                     ============





                                 -5-           (continued)

         PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

                 Notes to Financial Statements

     The following is a reconciliation of employee contributions and distributions to participants per the financial statements to the Form 5500 as of December 31, 1997:

     Employee Contributions
       Per the financial statements                  $31,991,433

       Less: excess contributions                       (266,829)
                                                     -----------
       Per the Form 5500                             $31,724,604
                                                     ===========
     Distributions to Participants
       Per the financial statements                  $ 4,099,120

       Add: Amounts allocated to withdrawing
          participants                                   378,627
                                                     -----------
       Per the Form 5500                             $ 4,477,747
                                                     ===========

(5)  Federal Income Tax

     The Plan has been determined to be a qualified plan as described in Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code"), as amended. As such, the Plan is exempt from Federal income taxes under Section 501(a) of the Code. The Plan Administrator believes that the Plan has been and is currently being operated in compliance with applicable requirements of the Code.

                                                     Schedule I


         PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

   Item 27a. Schedule of Assets Held for Investment Purposes
                       December 31, 1997




                                      Number of                  Market
Name of Issuer and Title of Issue      Shares       Cost         Value
---------------------------------      ------       ----         -----
Marketable:
   Aggressive Growth Fund
   Fidelity Contrafund                     ---   $16,882,534    18,533,845


   Equity Index Fund
   MetLife Stock Market Index
      Guarantee Account *                  ---     5,205,726     7,052,359


   Asset Allocation Fund
   State Street Research Strategic
      Portfolios: Moderate *               ---     2,247,191     2,233,635


   Fixed Income Fund
   MetLife Guaranteed Fixed
      Income Account *                     ---     3,531,654     3,531,654


Non-Marketable:
   Publix Stock Fund
   Common Stock of Publix Super
      Markets, Inc. *                 2,806,318   55,289,788    86,294,264


   Participant Loans                               3,918,720     3,918,720
                                                 -----------   -----------

                                                 $87,075,613   121,564,477
                                                 ===========   ===========
















*  Parties-in-interest

                                                     Schedule II

          PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

          Item 27d. Schedule of Reportable Transactions
                  Year ended December 31, 1997



                                                         Sales
                                            ----------------------------------
                                                                         Gain
      Asset                  Purchases      Price        Cost           (Loss)
      -----                  ---------      -----        ----           ------
Aggressive Growth Fund
Fidelity Contrafund         $10,086,831   3,706,809   3,193,993        512,816



Publix Stock Fund
Common Stock of Publix
   Super Markets, Inc. *    $32,390,562   7,173,102   6,027,944      1,145,158

























*  Party-in-interest

                         SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Publix Super Markets, Inc. 401(k) SMART Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                            PUBLIX SUPER MARKETS, INC.
                                            401(k) SMART PLAN


Date:  June 27, 1998                   By:  /s/Tina P. Johnson
                                            --------------------------
                                            Tina P. Johnson
                                            Senior Vice President
                                            and Trustee of the 401(k)
                                            SMART Plan - Publix Stock
                                            Fund